UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

China VantagePoint Acquisition Company
(Name of Issuer)

Ordinary Shares, $0.001 par value
(Title of Class of Securities)

G2161W103
(CUSIP Number)

December 31, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)
☐ Rule 13d-1 (c)
☒ Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 5 Pages

CUSIP No. G2161W103	13G	Page 2 of 5 Page

1	NAME OF REPORTING PERSONS Yiting Liu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF	5	SOLE VOTING POWER 263,542(1)
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER -0-
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 263,542(1)
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 263,542(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.4%
12	TYPE OF REPORTING PERSON* IN

(1) Does not include 500,000 shares issuable upon exercise of 500,000 ordinary share purchase warrants owned by the reporting person. Each warrant is exercisable for one ordinary share of the Issuer at an exercise price of $5.00 per share commencing on the later of (i) February 17, 2012 and (ii) the consummation of a business combination of the Issuer and will expire on the earlier of (i) three years from the date on which a business combination is completed or (ii) the Issuer's liquidation if it has not completed a business combination within the required time periods.

CUSIP No. G2161W103	13G	Page 3 of 5 Page

Item 1.

(a)	Name of Issuer:
China VantagePoint Acquisition Company
(b)	Address of Issuer's Principal Executive Offices:
555 NE 15th Street Suite 200 Miami, Florida 33132

Item 2.

(a)	Name of Person Filing: Yiting Liu
(b)	Address of Principal Business Office or if none, Residence:
555 NE 15th Street Suite 200 Miami, Florida 33132

(c)	Citizenship: People’s Republic of China
(d)	Title of Class of Securities: Ordinary Shares, $0.001 par value
(e)	CUSIP Number: G2161W103

Item 3.            Not Applicable

Item 4.            Ownership.

(a)	Amount Beneficially Owned: 263,542. Does not include 500,000 shares issuable upon exercise of 500,000 ordinary share purchase warrants owned by the reporting person. Each warrant is exercisable for one ordinary share of the Issuer at an exercise price of $5.00 per share commencing on the later of (i) February 17, 2012 and (ii) the consummation of a business combination of the Issuer and will expire on the earlier of (i) three years from the date on which a business combination is completed or (ii) the Issuer's liquidation if it has not completed a business combination within the required time periods.
(b)	Percent of Class: 7.4%. The percentage is calculated based on 3,552,991 ordinary shares outstanding as of October 31, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q, dated November 4, 2011.
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: 263,542
(ii)	shared power to vote or to direct the vote: -0-
(iii)	sole power to dispose or to direct the disposition of: 263,542
(iv)	shared power to dispose or to direct the disposition of: -0-

CUSIP No. G2161W103	13G	Page 4 of 5 Page

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

CUSIP No. G2161W103	13G	Page 5 of 5 Page

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2012

/s/ Yiting Liu
Yiting Liu